UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE




                                                              January 13, 2020


  Via Email

  Richard House Jr.
  Chief Executive Officer
  FlexShopper, Inc.
  901 Yamato Road, Suite 260
  Boca Raton, Florida 33431

          Re:     FlexShopper, Inc.
                  Schedule TO-I filed on January 6, 2020
                  File No. 005-83480

  Dear Mr. House:

         The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer Letter attached as Exhibit (a)(1)(A) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO-I

  Item 7. Source and Amount of Funds or Other Consideration

      1. Please revise the disclosure under Item 7(a) of the Schedule TO-I to state the specific source(s) of the funds used to pay the expenses of the Offer. See Item 1007(a) of
         Regulation M-A.
 Exhibit (a)(1)(A)   Offer Letter

General

   2. We note your disclosure that the Shares issuable in the Offer will constitute about 20% of the Company's outstanding common shares. Please explain in your response letter why a shareholder vote is not required to approve the issuance, pursuant to NASDAQ rules.

   3. We note your disclosure throughout the Offer Letter that the Company entered into
      Exchange Agreements with Holders of at least 50.1% of the outstanding Public Warrants, pursuant to which the Holders agreed to exchange their Public Warrants for Shares on the same terms as the Offer. In your response letter, please tell us how many holders of
      Public Warrants are subject to the Exchange Agreements and their relationship to the
      Company (if any) other than as holders of those securities. We note the disclosure that four such holders were officer and directors of the Company; to the extent that the other holders that entered into the Exchange Agreements are not affiliated with the Company, please tell us how you solicited them.

   4. Please refer to the preceding comment. We note your disclosure throughout the Offer
      Letter that such Holders have "agreed to exchange" their Public Warrants for Shares pursuant to the Exchange Agreements. We further note, however, that
Section 2 of the
      Exchange Agreement requires the Company to cause the transfer agent to deliver to the
      Holder the Shares pursuant to the exchange within two business days after the execution and delivery of the Exchange Agreement. Please revise your disclosures throughout the
      Offer Letter to indicate whether such Holders' Public Warrants (including the 3.8% held by the Company's directors) have actually been exchanged for Shares pursuant to the
      Exchange Agreements and the date of any such exchange. Please make also any conforming changes to the similar disclosures in the other exhibits to the Schedule TO-I.

   5. You state that the Offer "relates to the Public Warrants issued pursuant to the
      Prospectus." However, the all-holders provisions of Rule 13e-4(f)(8)(i) require that the
      Offer be open to all holders of warrants of this class traded under the symbol FPAYW.
      Please advise in your response letter whether there are other warrants of the same class than those issued "pursuant to the Prospectus."

   6. We note the following statement on page iv of the Offer Letter: "We are not making the
      Offer to, and will not accept any tendered Public Warrants from, Public Warrant holders in any jurisdiction where it would be illegal to do so." While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered Public Warrants will not be accepted from all holders, wherever located. Refer to Rule 13e-4(f)(8)(i) and
Section II.G.1 of
      Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please also make any conforming changes to the similar statement in the letter attached as Exhibit (a)(1)(E) to the Schedule TO-I.
 Summary, pages 1-3

   7. You have included a condition that will be triggered by "any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets."
      Please revise to explain what would be considered a limitation on prices for securities in
      U.S. securities or financial markets. Please also make any conforming changes to condition 4(a) in the section titled "Conditions; Termination; Waivers; Extensions;
      Amendments" on page 14 of the Offer Letter.

   8. We note the following statement: "[W]e may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." The Offer may not be terminated at any time for any reason, such as the action or inaction by the Company, without the Offer potentially constituting an illusory offer in contravention of Section
      14(e). Please revise this language to make clear that the Company may only terminate the Offer pursuant to objectively determinable offer conditions specified in Offer. Please also make any conforming changes to the similar language in the section titled
      "Conditions; Termination; Waivers; Extensions; Amendments" on page 14 of the Offer
      Letter.

   9. We note the following statement: "The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this statement to include a qualifier indicating that the Holders are not foreclosed from challenging your determination in a court of competent jurisdiction. Please also make any conforming changes to the similar language in the section titled "Conditions;
      Termination; Waivers; Extensions; Amendments" on page 14 of the Offer Letter.

   10. We note the following statement: "The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." This statement suggests you may become aware that an
       Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without you making a disclosure. As stated elsewhere in the
       Offer Letter, however, you must amend the Offer to disclose material changes. To the extent you becomes aware of any condition being "triggered" that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer anyway, we view that decision as being a waiver of the condition.
       If a material condition is waived, a material change has occurred to the Offer requiring revised disclosure and (potentially) an extension of the Offer. Please revise this disclosure to correct this inconsistency with respect to your stated understanding of your planned treatment of material changes. Please also make any conforming changes to the similar language in the section titled "Conditions; Termination; Waivers; Extensions;
       Amendments" on page 14 of the Offer Letter.

Price Range of Shares and Public Warrants, pages 11-12

   11. Please refer to the table indicating the implied Public Warrant value at various hypothetical stock prices. Although the lead-in language to that table indicates that the implied Public Warrant value is calculated by multiplying the prices per Share by the exchange ratio (i.e., 0.62), it appears that the values in the "Implied Public Warrant
       Value" column were calculated by multiplying the values in the "Price per Share"
       column by 0.55. Please revise such values or advise us as to why such values are correct.

Forward-Looking Statements; Risk Factors, pages 16-18

   12. Please revise to clarify that the safe-harbor protections for forward-looking statements in the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer.

   13. Refer to the disclosure in the last paragraph on page 17. Expand the discussion to more fully explain the nature of the potential conflicts faced by your officers and directors as a result of the Offer.

Exhibit (a)(1)(B)   Letter of Transmittal

   14. We note the following statement on page 5 of the Letter of Transmittal:
"[T]he
       undersigned hereby . . . waives any and all other rights with respect to such Public
       Warrants and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such
       Public Warrants." Please revise this statement to comply with Section 29(a) of the
       Securities Exchange Act of 1934.


                                            *    *       *


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions
 cc: Spencer G. Feldman, Esq. (via email)
Olshan Frome Wolosky LLP